As filed with the Securities and Exchange Commission on March 3, 2010

                                                           Registration No. 333-
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                        Murray & Roberts Holdings Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                            Republic of South Africa
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             ______________________
                        Depositary Management Corporation
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

    Francis Fitzherbert-Brockholes, Esq.            Laura Sizemore
              White & Case LLP                     White & Case LLP
             5 Old Broad Street               1155 Avenue of the Americas
              London EC2N 1DW                  New York, New York 10036
               United Kingdom                       (212) 819-8200
              +44-20-7532-1000

It is proposed that this filing become effective under Rule 466:

|_|      immediately upon filing.
|_|      on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                                                CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by    50,000,000            $0.05                $2,500,000            $178.25
American Depositary Receipts, each
American Depositary Share representing
one ordinary share of Murray & Roberts
Holdings Limited
-------------------------------------------------------------------------------------------------------------------------
*    Each unit represents one American Depositary Share.

**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which Form of American Depositary Receipt is incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                CROSS REFERENCE SHEET

                                                                           Location in Form of American Depositary
Item Number and Caption                                                    Receipt ("Receipt")
-----------------------                                                    Filed Herewith as Prospectus
                                                                           ---------------------------------------
1.   Name of depositary and address of its principal executive office      Face of Receipt, Introductory article and bottom center

2.   Title of Receipts and identity of deposited securities                Face of Receipt, Top center

     Terms of Deposit:

     (i)  The amount of deposited securities represented by one            Face of Receipt, Upper right corner
          American Depositary Share

     (ii) The procedure for voting, if any, the deposited securities       Paragraph (15)

     (iii) The collection and distribution of dividends                    Paragraph (13)

     (iv) The transmission of notices, reports and proxy soliciting        Paragraphs (12), (14) and (15)
          material

     (v)  The sale or exercise of rights                                   Paragraphs (2), (6), (13), (16) and (21)

     (vi) The deposit or sale of securities resulting from dividends,      Paragraphs (13) and (16)
          splits or plans of reorganization

    (vii) Amendment, extension or termination of the deposit               Paragraphs (20) and (21) (no provision for extensions)
          arrangements

   (viii) Rights of holders of Receipts to inspect the transfer            Paragraph (12)
          books of the depositary and the list of holders of Receipts

     (ix) Restrictions upon the right to deposit or withdraw the           Paragraphs (2), (3) and (4)
          underlying securities

     (x)  Limitation upon the liability of the depositary                  Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.   Fees and charges which may be imposed directly or indirectly          Paragraph (9)
     against holders of Receipts

Item 2.   AVAILABLE INFORMATION                                            Paragraph (12)

     (a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Murray & Roberts Holdings Limited publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.murrob.com) or through an electronic information delivery system generally available to the public in its primary trading market.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a) Form of Deposit Agreement, dated as of , 2010, by and among Murray & Roberts Holdings Limited, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit
     (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d) Opinion of White & Case LLP, counsel to the Depositary as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)  Certification under Rule 466. - Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Murray & Roberts Holdings Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New
York, on                       , 2010.


                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares, each representing one ordinary share of Murray & Roberts Holdings Limited.

                                        Deutsche Bank Trust Company Americas,
                                        solely in its capacity as Depositary



                                        By: /s/ Edwin Reyes
                                           -------------------------------------
                                           Name:   Edwin Reyes
                                           Title:  Managing Director


                                        By: /s/ Chris Konopelko
                                           -------------------------------------
                                           Name:   James Kelly
                                           Title:  Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Murray & Roberts Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in South Africa on March 3, 2010.

                                        Murray & Roberts Holdings Limited


                                        By:  /s/ Roger Rees
                                           -------------------------------------
                                           Name: Roger Rees
                                           Title: Group Financial Director

     KNOW ALL PERSONS BY THESE PRESENT, that each officer or director whose signature appears below constitutes and appoints either of Brian Bruce or Roger Rees, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof..

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on March 3, 2010.

              Signatures                               Capacity
              ----------                               --------

           /s/ Brian Bruce                   Group Chief Executive and Executive
     -----------------------------           Director
             Brian Bruce                     (principal executive officer)

            /s/ Roger Rees                   Group Financial Director
    ------------------------------           (principal financial and accounting
              Roger Rees                     officer)

           /s/ Roy Andersen                  Chairman and Non-Executive Director
    ------------------------------
             Roy Andersen


           /s/ David Barber                  Non-Executive Director
    ------------------------------
             David Barber

         /s/ Alan Knott-Craig                Non- Executive Director
    ------------------------------
           Alan Knott-Craig

          /s/ Namane Magau                   Non-Executive Director
    ------------------------------
             Namane Magau

          /s/ John McMahon                   Non-Executive Director
    ------------------------------
             John McMahon

          /s/ Imogen Mkhize                  Non-Executive Director
    ------------------------------
            Imogen Mkhize

        /s/ Anthony Routledge                Non-Executive Director
    ------------------------------
          Anthony Routledge

          /s/ Mahlape Sello                  Non-Executive Director
    ------------------------------
            Mahlape Sello

         /s/ Sibusiso Sibisi                 Non-Executive Director
    -------------------------------
           Sibusiso Sibisi

            /s Royden Vice                   Non-Executive Director
    ------------------------------
             Royden Vice

           /s/ Malose Chaba                  Non-Executive Director
    ------------------------------
             Malose Chaba

           /s/ Trevor Fowler                 Non-Executive Director
    ------------------------------
            Trevor Fowler

            /s/ Orrie Fenn                   Non-Executive Director
    ------------------------------
              Orrie Fenn

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES


Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Murray and Roberts Holdings Limited, has signed this registration statement or amendment thereto in the City of New York, New York on March 3, 2010.

                                            AUTHORIZED U.S. REPRESENTATIVE

                                            Depositary Management Corporation

                                            By:    /s/ George Boychuk
                                                   --------------------------
                                            Name:  George Boychuk
                                            Title: Managing Director

INDEX TO EXHIBITS


Exhibit Number
--------------

(a)  Form of Deposit Agreement

(d)  Opinion of White & Case LLP, counsel to the Depositary